ITEM 77C

DREYFUS INVESTMENT GRADE FUNDS, INC.

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of Dreyfus Investment Grade Funds, Inc. (the “Company”) was held on October 9, 2009. Out of a total of 126,973,435 Shares (“Shares”) entitled to vote at the meeting, a total of 73,067,386 Shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by the holders of the Company’s outstanding Shares as follows:

			Shares

		For	Withheld

To elect Joseph S. DiMartino, Clifford L. Alexander, Jr., Nathan Leventhal and Benaree Pratt Wiley as Board members of the Fund

Joseph S. DiMartino		69,406,095	3,661,292
Clifford L. Alexander, Jr.	1	69,338,387	3,729,000
Nathan Leventhal		69,385,853	3,681,534
Benaree Pratt Wiley		69,333,345	3,734,042